RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-189888

Pricing Supplement Dated June 16, 2014 To the Product Prospectus Supplement ERN-ETF-1 Dated July 26, 2013, Prospectus Supplement Dated July 23, 2013 and Prospectus Dated July 23, 2013	$709,000 Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017 Royal Bank of Canada

The Notes provide a one-for-one positive return if the share price of the WisdomTree® Japan Hedged Equity Fund (the “Reference Asset”) increases from the Initial Level to the Final Level, subject to the Maximum Redemption Amount of 140.50% of the principal amount of the Notes. Investors are subject to one-for-one loss of the Principal Amount of the Notes if the closing price of the Reference Asset on the Valuation Date is less than 75% of the Initial Level.

The Notes do not pay interest, and investors may lose all or a portion of the principal amount of the Notes.  Any payments on the Notes are subject to our credit risk.

The Notes will be issued on June 19, 2014, and will mature on December 21, 2017.

The Notes will not be listed on any U.S. securities exchange.  The CUSIP number for the Notes is 78010UC96.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated July 23, 2013, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement dated July 26, 2013, and “Selected Risk Considerations” on page P-6 of this pricing supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Price to public(1)	100.00%	$709,000

Underwriting discounts and commissions(1)	2.50%	$17,725

Proceeds to Royal Bank of Canada(1)	97.50%	$691,275

(1) The price to public for the Notes sold to certain advisory accounts will be 97.75%.  RBC Capital Markets, LLC will not receive an agent’s commission in connection with these sales.

The initial estimated value of the Notes as of the date of this pricing supplement is $954.13 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $25.00 per $1,000 in principal amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of up to $25.00 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series F

Underwriter:	RBC Capital Markets, LLC (“RBCCM”)

Reference Asset:	WisdomTree® Japan Hedged Equity Fund

Bloomberg Ticker:	DXJ

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	June 16, 2014

Issue Date:	June 19, 2014

CUSIP:	78010UC96

Valuation Date:	December 18, 2017

Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:

1.   Principal Amount + (Principal Amount x Percentage Change) and

2.   Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than 25% (that is, the Percentage Change is between zero and -25%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Final Level is less than the Barrier Level (that is, the Percentage Change is between -25.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + (Principal Amount x Percentage Change)

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: Final Level - Initial Level Initial Level

Initial Level:	$48.94, which was the closing share price of the Reference Asset on the Pricing Date.

Final Level:	The closing share price of the Reference Asset on the Valuation Date.

Maximum Redemption Amount:	140.50% multiplied by the principal amount

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

Barrier Level:	$36.71, which is 75% of the Initial Level (rounded to two decimal places)

Maturity Date:	December 21, 2017, subject to extension for market and other disruptions, as described in the product prospectus supplement dated July 26, 2013.

Term:	Approximately 3.5 years

Principal at Risk:
The Notes are NOT principal protected.  You may lose all or a substantial portion of your principal amount at maturity if there is a percentage decrease from the Initial Level to the Final Level of more than 25%.

Calculation Agent:	RBCCM

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion herein under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated July 26, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated July 23, 2013).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated July 26, 2013, as modified by this pricing supplement.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 26, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated July 26, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement ERN-ETF-1 dated July 26, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004107/a725131424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

HYPOTHETICAL RETURNS

The following examples set out below are included for illustration purposes only. They assume that a holder purchased Notes with an aggregate principal amount of $1,000, the Barrier Level of 75%, the Maximum Redemption Amount of 140.50% of the principal amount, and that no market disruption events will occur. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Final Level or the share price of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	15%

	Payment at Maturity:	$1,000 + ($1,000 x 15%) = $1,000 + $150.00 = $1,150.00

	On a $1,000 investment, a 15% Percentage Change results in a Payment at Maturity of $1,150.00, a 15.00% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive, and the Payment at Maturity is subject to the Maximum Redemption Amount.

	Percentage Change:	55%

	Payment at Maturity:	$1,000 + ($1,000 x 55%) = $1,000 + $550.00 = $1,550.00 however, the Maximum Redemption Amount is $1,405.00

	On a $1,000 investment, a 55% Percentage Change results in a Payment at Maturity of $1,405.00, a 40.50% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative, but the Final Level is greater than the Barrier Level.

	Percentage Change:	-20%

In this case, even though the Percentage Change is negative, you will receive the principal amount of your Notes at maturity, because the closing level of the Reference Asset on the Valuation Date is greater than 75% of the Initial Level.

In this case, on a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $1,000.00, a 0.00% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative, and the Final Level is less than the Barrier Level.

	Percentage Change:	-40%

	Payment at Maturity:	$1,000 + ($1,000 x -40%) = $1,000 - $400.00 = $600.00

	In this case, on a $1,000 investment, a -40% Percentage Change results in a Payment at Maturity of $600.00, a -40.00% return on the Notes.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-5 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if the Final Level is less than the Barrier Level.  In such a case, you will lose 1% of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Redemption Amount.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Reference Asset or in a security directly linked to the positive performance of the Reference Asset.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the share price of the Reference Asset increases after the Pricing Date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Securities Included in the Reference Asset – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have.  The Final Level will not reflect any dividends paid on the securities included in the Reference Asset; accordingly, an investment in the Notes could return less than a direct investment in the Reference Asset.

•
The Initial Estimated Value of the Notes Is Less than the Price to the Public – The initial estimated value set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

•
The Initial Estimated Value of the Notes Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set – The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your notes.

•
Market Disruption Events and Adjustments – The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
An Investment in the Notes Is Subject to Risks Associated with Non-U.S. Securities Markets – The WisdomTree® Japan Hedged Equity Index, which underlies the Reference Asset (the “Underlying Index”), tracks the value of certain Japanese securities. You should be aware that investments in securities linked to the value of non-U.S. equity securities involve particular risks. The Japanese securities markets comprising the Underlying Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect the Japanese markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the Japanese securities markets, as well as cross-shareholdings in Japanese companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about Japanese companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and Japanese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in Japan are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in the Japanese government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to Japanese companies or investments in Japanese equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region. Moreover, the Japanese economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•
The Notes Are Subject to Currency Hedge Risk – The Underlying Index provides exposure to Japanese equity markets, and also seeks to minimize exposure to fluctuations of the exchange rate between the Japanese yen and the U.S. dollar. The Reference Asset seeks investment results that closely correspond to the price and yield performance, before fees and expenses, of the Underlying Index. In order to track the Underlying Index, the Reference Asset intends to enter into forward currency contracts or currency futures contracts that ware designed to reflect the Underlying Index’s attempt to minimize the effect of fluctuations of the currency exchange rate between the Japanese yen and the U.S. dollar. While the Reference Asset and the Underlying Index are designed and intended to have higher returns when the U.S. dollar strengthens relative to the Japanese yen as compared to a similar unhedged investment, various factors relating to trading in international currencies may prevent the Reference Asset and the Underlying Index from fully reducing exposure to the risk of the U.S. dollar strengthening relative to the Japanese yen, which may adversely impact the value of the Notes.  The Reference Asset and the Underlying Index are also designed and intended to have lower returns when the U.S. dollar is weakening relative to the Japanese yen.  As a result, the weakening of the U.S. dollar relative to the Japanese yen will likely have less of a positive impact on the value of the Notes (as compared to returns of a similar unhedged investment).

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

•
Changes that Affect the Underlying Index Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity – The policies of Wisdom Tree Investments, Inc., the sponsor of the of the Underlying Index (the “Index Sponsor”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Reference Asset, the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the sponsor discontinues or suspends the calculation or publication of the Underlying Index.

•
Adjustments to the Reference Asset could adversely affect the Notes – Wisdom Tree Asset Management, Inc. (“WTAM”), as the investment advisor of the Reference Asset, is responsible for calculating and maintaining the Reference Asset. WTAM can add, delete or substitute the stocks comprising the Reference Asset. WTAM may make other methodological changes that could change the share price of the Reference Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

•
We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor – The Index Sponsor is not an affiliate of ours and will not be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of the Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The Index Sponsor has no obligation of any sort with respect to the Notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from the issuance of the Notes will be delivered to the Index Sponsor.

•
We and Our Affiliates Do Not Have Any Affiliation with WTAM and Are Not Responsible for its Public Disclosure of Information – We and our affiliates are not affiliated with WTAM in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. WTAM is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Asset that might affect the value of the Notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about WTAM or the Reference Asset contained in any public disclosure of information.  You, as an investor in the Notes, should make your own investigation into the Reference Asset.

•
The Correlation Between the Performance of the Reference Asset and the Performance of the Underlying Index May Be Imperfect – The performance of the Reference Asset is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product prospectus supplement, the return on the Reference Asset may correlate imperfectly with the return on the Underlying Index.

•
The Reference Asset is Subject to Management Risks – The Reference Asset is subject to management risk, which is the risk that WTAM’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, WTAM may invest a portion of the Reference Asset’s assets in securities not included in the relevant industry or sector but which WTAM believes will help the Reference Asset track the relevant industry or sector.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

INFORMATION REGARDING THE REFERENCE ASSET

We have derived the following information from publicly available documents published by WisdomTree Trust (“WTT”), a registered investment company. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Reference Asset, and the Reference Asset will have no obligations with respect to the Notes.

The Reference Asset is an investment portfolio maintained and managed by WTT. WTAM is currently the investment adviser to the Reference Asset, and Mellon Capital Management Corporation is the sub-adviser to the Reference Asset. The Reference Asset trades on the NYSE Arca, Inc. under the ticker symbol “DXJ.”

WTT is a registered investment company that consists of numerous separate investment portfolios, including the Reference Asset. Information provided to or filed with the SEC by WTT under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-132380 and 811-21864, respectively, through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information.  None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.

Investment Strategy

The Reference Asset seeks investment results that closely correspond to the price and yield performance, before fees and expenses, of the WisdomTree® Japan Hedged Equity Index. The Underlying Index seeks to provide returns based on the performance of Japanese equity securities, while mitigating or “hedging” against fluctuations between the value of the Japanese yen and the U.S. dollar. As of May 30, 2014, the Reference Asset’s holdings represented the following principal sectors: Industrials, Consumer Discretionary, Information Technology and Healthcare.

The Reference Asset employs a “passive management” – or indexing – investment approach designed to track the performance of the Underlying Index, as described below. The Reference Asset generally uses a “representative sampling” strategy to achieve its investment objective, meaning it generally will invest in a sample of securities in the Underlying Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Underlying Index as a whole. Under normal circumstances, at least 95% of the Reference Asset’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of the Underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities. The Reference Asset also may invest its assets in cash and cash equivalents, as well as in shares of other investment companies, forward contracts, futures contracts, options on futures contracts, options and swaps.

To the extent the Underlying Index concentrates (i.e., holds 25% or more of its total assets in the securities of a particular industry or group of industries), the Reference Asset will seek to concentrate its investments to approximately the same extent as the Underlying Index.

Hedging of Currency Risk

The Reference Asset intends to enter into forward currency contracts or futures contracts designed to offset the Reference Asset’s exposure to the Japanese yen. A forward currency contract is a contract between two parties to buy or sell a specific currency in the future at an agreed upon exchange rate. A foreign currency futures contract is a contract involving an obligation to deliver or acquire the specified amount of a specific currency, at a specified price and at a specified future time.  The amount of forward contracts and futures contracts in the Reference Asset is based on the aggregate exposure of the Reference Asset and the Underlying Index to the Japanese yen. While this approach is designed to minimize the impact of currency fluctuations on the Reference Asset’s returns, it does not necessarily eliminate the Reference Asset’s exposure to the yen. The return of the forward currency contracts and currency futures contracts may not perfectly offset the actual fluctuations between the yen and the U.S. dollar.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

The Underlying Index

The Underlying Index is a designed to measure the performance of the dividend-paying segment of the Japan stock market, while minimizing exposure to the Japanese yen fluctuations relative to the U.S. dollar. The Underlying Index consists of dividend-paying companies incorporated in Japan and traded on the Tokyo Stock Exchange that derive less than 80% of their revenue from sources in Japan. By excluding companies that derive 80% or more of their revenue from Japan, the Underlying Index is concentrated on dividend-paying companies with a more significant non-Japan revenue base.  The companies included in the Underlying Index typically have greater exposure to the value of global currencies and, in many cases, their business prospects historically have improved when the value of the Japanese yen has declined and have weakened when the value of the Japanese yen has increased. Constituent securities are weighted based on dividends paid over the prior annual cycle. The Underlying Index tracks the performance of the WisdomTree® Japan Dividend Index (the “WT Japan Dividend Index”) absent the effect of the fluctuation of the Japanese Yen against the U.S. dollar. The Underlying Index is calculated in U.S. dollars and published daily on Bloomberg under the ticker symbol “WTIDJH <Index>.” The Underlying Index was established with a base value of 100 on February 1, 2010.

WTI, as index provider, currently uses Standard & Poor’s Global Industry Classification Standards (“S&P GICS”) to define companies in each sector. The following sectors are currently included in the Underlying Index: consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services, and utilities.

Objectives and Guiding Principles of the Underlying Index

The selection and weighting methodology of the Underlying Index are identical to those of the WT Japan Dividend Index, as described below. The Underlying Index is designed to remove from index performance the impact of changes to the value of the Japanese yen relative to the U.S. dollar. In this sense, the Underlying Index attempts to “hedge” against fluctuations in the relative value the Japanese yen against the U.S. dollar. The Underlying Index is designed to have higher returns than the WT Japan Dividend Index when the yen is weakening relative to the U.S. dollar. Conversely, the Underlying Index is designed to have lower returns than the WT Japan Dividend Index when the yen is rising relative to the U.S. dollar.

Calculation of the Underlying Index

The Underlying Index hedges the currency effects of the WT Japan Dividend index and is calculated as follows:

Where:

•	Forward Rate = WM/Reuters one-month forward rate in Japanese yen per U.S. dollar (as published by the WM Company to reflect the spot rate in Japanese yen per U.S. dollar one month in the future);

•	Spot Rate = spot rate in Japanese yen per U.S. dollar;

•	m=month, d= 1, 2, 3,... D calendar days (i.e., md is day d for month m and m0 is the last day of month m-1). D=Total number days in month.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

Membership Criteria

The Underlying Index consists only of companies that:

•
meet the minimum liquidity requirements established by WTI, including the requirement that shares of such component companies must have traded at least 250,000 shares per month for each of the six months preceding the annual screening date;

•	are incorporated in Japan;

•	list their shares on the Tokyo Stock Exchange;

•	have paid at least $5 million in cash dividends on common stock shares in the annual cycle prior to the annual reconstitution;

•	have a market capitalization of at least $100 million on the annual screening date; and

•	have an average daily dollar volume of at least $100,000 for three months preceding the annual screening date.

Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs, GDRs and EDRs, limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible.

Weighting of the Underlying Index

The Underlying Index is a modified capitalization-weighted index that employs a weighting formula designed to reflect the effect that dividends play in the total return of the Underlying Index. The initial weight of an index component at the annual reconstitution, the “Cash Dividend Factor,” is derived by multiplying the U.S. dollar value of the company’s annual dividend per share by the number of common shares outstanding for that company. The Cash Dividend Factor is calculated for every index component and then summed. Each component’s weight is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in the WT Japan Dividend Index, and is set immediately after the close of trading on the third Wednesday of June. New component weights take effect before the opening of trading on the first Monday following the third Friday of June (the “International Reconstitution Date”). Special dividends are not included in the weights computation.

The WT Japan Dividend Index is modified, and all other components in the WT Japan Dividend Index are rebalanced at the close of the current calendar quarter should the following occur:

•	if any company achieves a weighting equal to or greater than 24.0% of the WT Japan Dividend Index, its weighting will be reduced to 20.0%; or

•
if the “collective weight” of index components whose individual current weights equal or exceed 5.0% of the WT Japan Dividend Index, when added together, equal or exceed 50.0% of the WT Japan Dividend Index, the weightings of those component securities will be reduced so that their collective weight equals 40.0% of the WT Japan Dividend Index.

Further iterations of the adjustments may occur until no company or group of companies violate the rules described above.

If any sector achieves a weight equal to or greater than 25% of the WT Japan Dividend Index, the weights of companies will be proportionally reduced to 25% as of the annual screening date. In response to market conditions, sector weights may fluctuate above 25% between annual screening dates.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

Calculation of the WT Japan Dividend Index

The WT Japan Dividend index is calculated as follows:

Si{SiPi Ei}
Div
Where:

•	Si = Number of shares in the index for security I;

•	Pi = Price of security I;

•	Ei = U.S. dollars per Japanese yen; if the security price is in U.S. dollars, Ei = 1; and

•	Div = Divisor.

Dividend Treatment

The Underlying Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested in the index securities. Where information is available about both gross and net dividends, the Underlying Index assumes reinvestment of net dividends. Normal dividend payments are reinvested and accounted for in the Underlying Index, while special dividends that are not reinvested in the index require index divisor adjustments to prevent the distribution from distorting the price index.

Multiple Share Classes

In the event that a component company issues multiple classes of shares of common stock, each class of shares will be included in the WT Japan Dividend Index, provided that dividends are paid on those shares. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the WT Japan Dividend Index.

Index Maintenance

Index maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the WT Japan Dividend Index shares and the stock prices of the component companies in the WT Japan Dividend Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the WT Japan Dividend Index shares or the stock prices of the component companies in the index. Other corporate actions, such as special dividends and entitlements, may require index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the WT Japan Dividend Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

Component Changes

•
Additions. Additions will be made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading the International Reconstitution Date. No additions are made between annual reconstitutions.

•
Deletions. Shares of the following companies will deleted from the WT Japan Dividend Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the WT Japan Dividend Index if:

o	a component company is re-incorporated outside Japan;

o	a component company cancels its dividend payments;

o	a component company files for bankruptcy; or

o	a component company is de-listed or acquired by a company outside of the Underlying Index.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

Companies being acquired will be deleted from the Underlying Index immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. If a component company is acquired by another company in the WT Japan Dividend Index for stock, the acquiring company’s shares and weight in the Underlying Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.

Component companies that reclassify their shares (i.e., that convert multiple share classes into a single share class) remain in the WT Japan Dividend Index, although index shares are adjusted to reflect the reclassification.

Spin-Offs and Initial Public Offerings

If a company is spun-off from an existing component company and pays a regular cash dividend, it is not allowed into the Underlying Index until the next annual reconstitution, provided it meets all other inclusion requirements described above. If the spin-off shares of publicly traded companies are included with their parent company in the WT Japan Dividend Index, the weights of the parent company and remaining components are adjusted proportionately to reflect the change in the composition. Companies that affect an initial public offering and that pay regular cash dividends and that meet all other index inclusion requirements must wait until the next annual reconstitution to be included in the WT Japan Dividend Index.

Index Divisor Adjustments

Changes in the WT Japan Dividend Index market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the WT Japan Dividend Index’s continuity. By adjusting the divisor, the WT Japan Dividend Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described above, or combinations of different types of corporate events and other exceptional cases, WTI reserves the right to determine the appropriate implementation method.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing share prices of the Reference Asset. The information provided in this table is for the four calendar quarters of 2010, 2011, 2012, and 2013, for the first calendar quarter of 2014, and for the period from April 1, 2014 to June 16, 2014.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

Period- Start Date	Period- End Date	High Intra-Day Price of the Reference Asset	Low Intra-Day Price of the Reference Asset	Period-End Closing Price of the Reference Asset

1/1/2010	3/31/2010	$42.85	$39.68	$42.24
4/1/2010	6/30/2010	$43.06	$35.57	$35.64
7/1/2010	9/30/2010	$37.19	$34.45	$36.02
10/1/2010	12/31/2010	$38.84	$34.37	$38.17

1/1/2011	3/31/2011	$41.22	$32.50	$36.87
4/1/2011	6/30/2011	$37.29	$34.29	$36.14
7/1/2011	9/30/2011	$37.13	$31.27	$32.52
10/1/2011	12/31/2011	$33.27	$30.49	$31.34

1/1/2012	3/31/2012	$37.21	$31.36	$36.90
4/1/2012	6/30/2012	$36.78	$30.08	$33.18
7/1/2012	9/30/2012	$33.47	$30.24	$31.62
10/01/2012	12/31/2012	$36.97	$30.70	$36.88

1/1/2013	3/31/2013	$44.29	$36.44	$43.18
4/1/2013	6/30/2013	$53.95	$40.73	$45.61
7/1/2013	12/30/2013	$49.54	$43.75	$47.93
10/1/2013	12/31/2013	$50.84	$45.30	$50.84

1/1/2014	3/31/2014	$50.45	$44.66	$47.34
4/1/2014	6/16/2014	$49.03	$44.76	$48.94

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following disclosure supplements the discussion in the product prospectus supplement dated July 26, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder.  Under proposed Treasury Department regulations, certain payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends, with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, including the securities, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments or deemed payments made on the securities on or after January 1, 2016 that are treated as dividend equivalents.  However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Delivery of the Notes will be made against payment for the Notes on June 19, 2014, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated July 23, 2013. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated July 23, 2013.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

STRUCTURING THE NOTES

The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

RBC Capital Markets, LLC

Bullish Barrier Notes Linked to the WisdomTree® Japan Hedged Equity Fund, Due December 21, 2017

The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the pricing date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

VALIDITY OF THE NOTES

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated July 24, 2013.

RBC Capital Markets, LLC